UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                 SEC FILE NUMBER
                                    000-32475


                                  CUSIP NUMBER
                                   04634R 10 6






(Check One):

[ ] Form 10-K     [ ] Form 20-K  [X] Form 10-Q   [ ] Form N-SAR

For Period Ended:  08-31-2004
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[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-K

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                 -----------------------------------------------


If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I -  REGISTRANT INFORMATION

Astrata Group Incorporated
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Full name of registrant

Cetalon Corporation
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Former name if applicable

1801 Century Park East, Suite 1830
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Address of principal executive office (Street and number)

Los Angeles, CA 90067-2320
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City, state and zip code

PART II - RULES 12b-25(b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

    |  (a)  The reasons described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense;
    |
    |  (b)  The subject annual report, semi-annual report, transition report on
    |       Form 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof
[X] |       will be filed on or before the 15th calendar day following the
    |       prescribed due date; or the subject quarterly report or transition
    |       report on Form 10-Q, 10-QSB, or portion thereof will be filed on or
    |       before the fifth calendar day following the prescribed due date; and
    |
    |  (c)  The accountant's statement or other exhibit required by Rule
    |       12b-25(c) has been attached if applicable.

PART III - NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-k, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

     On October 18, 2004, the Registrant expects to file an amendment to its Current Report on Form 8-K, as filed on August 9, 2004. Such amendment is expected to contain the financial statements of the businesses acquired in the business combination transaction announced by the Registrant in that Current Report. The financial statements to be contained therein will form the basis for the Registrant's financial statements to be included in its Quarterly Report on Form 10-QSB for the quarter ended August 31, 2004. Accordingly, the registrant will require additional time to complete its second quarter Report.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

    Randolf Katz                                (949)               223-7103
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     (Name)                                (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is
    no, identify report(s).      [X] Yes      [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
    [X] Yes      [ ] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    The Registrant anticipates a significant change in the results of operations from the corresponding period for the last fiscal year because of the business combination transaction reported by the Registrant in its Current Report on Form 8-K filed on August 9, 2004, as this Quarterly Report will be the Registrant's first periodic report following the business combination transaction and the financial information reported on its amended 8-K.

                         Astrata Group Incorporated
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  October 15, 2004               By:  /s/ Trevor Venter
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